EXHIBIT 99.1

PRESS RELEASE

TELECOM ITALIA: 2014-2016 STRATEGIC PLAN APPROVED, 3.4 BILLION EUROS IN INNOVATIVE INVESTMENTS IN ITALY FOR NGN, LTE AND CLOUD COMPUTING

COVERAGE ACCELERATES: BY THE END OF 2016, OVER 50% OF THE POPULATION WILL HAVE ACCESS TO FIBRE AND 80% TO 4G

EQUIVALENCE OF INPUT TO START FOR THE ACCESS NETWORK

TELECOM ARGENTINA: OFFER RECEIVED; BOD MANDATES MANAGEMENT TOCOMPLETE THE DEAL

ISSUING BY TI FINANCE S.A. OF MANDATORY CONVERTIBLE BONDS UP TO A MAXIMUM OF 1.3 BILLION EUROS

VALUATION OF TOWERS IN ITALY AND BRAZIL, AND OF THE TI MEDIA MULTIPLEXES.

GUIDANCE 2014-2016: STABLE EBITDA AND REVENUES

SHAREHOLDERS MEETING CONVENING FORTHCOMING

Milan, 7 November 2013

The Telecom Italia Board of Directors, chaired today by Aldo Minucci, has approved extraordinary transactions to strengthen the financial position of the Company to support the 2014-2016 three-year Industrial Plan that sets out major objectives for the development of new infrastructures and innovative services, through requalified and increased investments, at a much faster rate than under the previous plan.

The CEO Marco Patuano stated: "The Plan for the three year period 2014-2016 envisages some extraordinary transactions intended to strengthen the Group. These will allow us to boost development of ultrabroadband and accelerate our converging business strategy, and to achieve greater financial flexibility, preparatory to our achieving metrics over the life of the plan that are coherent with "investment grade" status.

Therefore the Plan also includes support measures to strengthen the financial position of the Group which will contribute approximately 4 billion euros, in total. These actions include issuing of mandatory convertible bonds for a maximum of 1.3 billion euros; the disposal of the stake in Telecom Argentina; the valuation of the towers in Italy and Brazil and of the TI Media multiplexes.

We are firmly convinced that this is the best strategic and industrial choice to pursue a path of growth and development.”

ACCELERATION OF ULTRABROADBAND COVERAGE IN ITALY AND BRAZIL

In Italy, the plan envisages investments of approximately 9 billion euros over three years, of which 3.4 billion euros solely for latest generation:

●	1.8 billion euros for the development of fixed ultrabroadband using optical fibre for the access segment;

●	900 million euros for mobile ultrabroadband;

●	approximately 700 million euros for the creation of new data centres dedicated to the development of cloud computing and international fibre connections.

This increase in innovative investments, which will reach 50% of the total in 2016, will give great impetus to the development of both fixed and mobile ultrabroadband, rolling out the two technologies faster than in the preceding 2013-2015 plan: by 2016 NGN will reach over 50% of the population, with 12.4 million homes 'connected'; mobile LTE will cover 80% of the population, with a great contribution towards achievement of the objectives of the European Digital Agenda.

In Brazil, the traditional voice-based component continues to be valued, while at the same time the data segment is accelerating through the development of 3G and 4G infrastructures. Over the life of the plan the capex will exceed 11 billion reais.

REGULATORY STRUCTURE FOR THE ACCESS NETWORK

Given this plan, which envisages an increase in investments in the new generation network, with financial coverage that will be guaranteed without the intervention of third party co-investors, the Telecom Italia Board of Directors has decided to confirm the project for voluntary separation of the access network, giving priority to the creation of the "Equivalence of Input " (EoI) model through functional separation, with particular reference to the offer of unbundling of the local loop (ULL) and virtual unbundling local access (VULA) for the new generation networks based on FTTCab and FTTH architectures.

In this way the Company will continue to represent European best practice on equivalence issues. Whether or not any spin-off operation should be undertaken will be assessed after the consolidation of the Italian and European regulatory framework, and in the light of any concrete manifestations of interest by investors in subscribing to the share capital of any new entity. The dialogue with the Italian regulatory authority will continue on this new basis.

TELECOM ARGENTINA

The BoD has received an offer for its direct and indirect stake in Telecom Argentina.
The BoD has given management authority to finalize the transaction at the terms that management believes are in the best interest of the Company.

ISSUING OF MANDATORY CONVERTIBLE BONDS

The Board guaranteed the issuing by subsidiary TI Finance S.A. of two series of mandatory convertible bonds into ordinary or savings shares of Telecom Italia S.p.A. up to a maximum value of 1.3 billion euros.

See the specific press note for more details.

GUIDANCE 2014-2016

The Group financial guidance in the 2014-2016 Plan is as follows:

›	Revenue CAGR 2013-16: stable EBITDA CAGR 2013-16: stable
›	Cumulative Capex 2014-16, less than 14 billion euros
›	Net Debt to EBITDA ratio of 2:1 at 2016 (including equity strengthening for more than € 1bn

SHAREHOLDERS' MEETING

The Board of Directors considered the request to call a Shareholders' Meeting submitted by shareholder Findim Group S.A., issuing a mandate for the prompt call of a meeting of the shareholders to discuss the proposal to revoke the mandates of the majority of serving Directors.

If the revocation proposal is approved, the Shareholders' Meeting will make provision for the renewal of the Board by a slate voting system after determining the number of directors, the duration of their mandate, and their remuneration. If, however, the revocation proposal is not approved, the Shareholders' Meeting will be called on the add to the serving Board of Directors (whose mandate will expire with the approval of the financial statements at 31 December 2013) by appointing two Directors to replace the two who resigned, Franco Bernabè and Elio Catania. For this purpose, the Board proposes Angelo Provasoli as replacement for Mr. Catania. He was co-opted on 3 October 2013, and qualifies as an independent director. A second director has not yet been co-opted.

In approving the assumption of the guarantee commitments for the issue by Telecom Italia Finance SA of mandatory convertible bonds, the Board of Directors has also issued a mandate for the Shareholders' Meeting to be called in anticipation of the resolutions to be passed that are functional and necessary for this initiative (cancellation of the par value of the shares and increase in the reserved capital to service the bond conversion).

FINANCIAL CALENDAR

The calendar for the meetings to approve the financial reports of Telecom Italia S.p.A for 2014 is as follows:

●	6 March - Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial statements at 31 December 2013.

●	16 April - Shareholders' Meeting to approve the financial statements at 31 December 2013. 13 May - Board of Directors meeting to approve the interim report on operations at 31 March 2014,

●	5 August - Board of Directors meeting to approve the half-year financial report for 2014.

●	6 November - Board of Directors meeting to approve the interim report on operations at 30 September 2014.

Any changes to the above dates will be communicated without delay.

Telecom Italia
Press Office
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investorrelations